March 16, 2007

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Mark P. Shuman
Branch Chief-Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc. Registration Statement on S-3 Filed January 26, 2007 File No. 333-140248

Dear Mr. Shuman:

Please find our response to your comment letter dated March 15, 2007.

Cover Page

1.
The paragraph you added to the cover page in response to prior comment one fails to convey the critical information that shareholders should receive regarding the offering that was commenced previously and that is being conducted separately under another prospectus. Revise to state the number of shares that were registered under the other filing, as well as, the number of shares that continue to be offered under the prospectus, as of the most recent practicable date. Additionally, revise the text you added to eliminate unnecessary detail. For example, the file number of the other registration statement need to be referenced on the cover page, and the use of defined terms is inappropriate.

We have modified the cover page to read as follows:

“The selling stockholders listed on page 10 of this prospectus are offering for resale up to 230,863 shares of our common stock, referred to as the “offered shares.” All of the offered shares were issued as payment of interest, in lieu of cash with respect to securities issued in connection with the private placement of convertible notes with a principal value of $5,500,000.

As of March 16, 2007, up to 6,933,334 shares of our common stock are being offered, pursuant to an earlier filed prospectus, for resale. These shares may be distributed concurrently with the offered shares.

We will not receive any proceeds from sales of the shares of common stock by the selling stockholders.

Our common stock is traded on the NASDAQ Capital Market under the symbol “NTWK”. The closing price of our common stock on March 14, 2007 was $1.75.

We will bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the shares being offered by this prospectus.”

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Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

Cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.
Hugh Fuller, US SEC